UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35123

GOLAR LNG PARTNERS LP
(Exact name of registrant as specified in its charter)

2nd Floor, S.E. Pearman Building
 9 Par-la-Ville Road
 Hamilton, Bermuda HM 11
 +1 (441) 295-4705
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.75% Series A Cumulative Redeemable Preferred Units
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Sixty Three (63)

Pursuant to the requirements of the Securities Exchange Act of 1934, Golar LNG Partners LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Golar LNG Partners LP

	By:	NFE International Holdings Limited
its General Partner

Date: June 9, 2021		By:	/s/ Christopher Guinta
Director